Exhibit 12.1

EarthLink, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011

Earnings available for fixed charges:
Income (loss) from continuing operations before income tax (provision) benefit	$24,576	$(66,022)	$154,906	$161,033	$138,284	$88,761	$37,182
Net losses of equity affiliate	84,782	111,295	—	—	—	—	—
Fixed charges	8,665	27,815	27,111	27,646	29,099	14,161	20,369
Total earnings available for fixed charges	$118,023	$73,088	$182,017	$188,679	$167,383	$102,922	$57,551

Fixed charges:
Interest expense	$3,919	$23,400	$24,860	$26,245	$27,599	$13,564	$18,318
Portion of interest expense representative of interest factor	4,746	4,415	2,251	1,401	1,499	598	2,051
Total fixed charges	$8,665	$27,815	$27,111	$27,646	$29,099	$14,161	$20,369

Ratio of Earnings to Fixed Charges	13.6	2.6	6.7	6.8	5.8	7.3	2.8